Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 2 to the Annual Report on Form 40-F of Glass House Brands Inc. of our report dated April 1, 2024, relating to the amended and restated consolidated financial statements for the year ended December 31, 2021 of Glass House Brands Inc. We also consent to the reference to us under the heading “Experts” in Exhibit 99.5 of such Annual Report.

/s/ Macias Gini & O’Connell LLP

Los Angeles, California
April 1, 2024